                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                          CLASSIC VACATION GROUP, INC.

                                       BY

                          CVG ACQUISITION CORPORATION

                          A WHOLLY-OWNED SUBSIDIARY OF

                               CVG INVESTMENT LLC

                           WHICH IS MAJORITY-OWNED BY

                          THREE CITIES FUND III, L.P.

                                      FOR

                              $0.15 NET PER SHARE

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 31, 2001, UNLESS THE OFFER IS EXTENDED.

     THIS OFFER IS BEING MADE BY CVG ACQUISITION CORPORATION (THE "PURCHASER") FOR ALL OF THE OUTSTANDING SHARES OF CLASSIC VACATION GROUP, INC. (THE "COMPANY") THAT ARE NOT OWNED BY AFFILIATES OF THE PURCHASER. THIS OFFER IS SUBJECT TO SOME CONDITIONS -- SEE SECTION 11.

                                   IMPORTANT

     Any shareholder who wishes to tender shares should (A) complete and sign the enclosed Letter of Transmittal (or a facsimile of one) in accordance with the instructions set forth in the Letter of Transmittal and (B) mail or deliver it, together with the certificate(s) representing the tendered shares and any other required documents, to the Depositary named on the back cover of this Offer to Purchase or (C) tender the shares using the procedures for book-entry transfer described in Section 9. A shareholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the nominee in order to tender shares.

     A shareholder who wishes to tender shares but whose certificates are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender the shares by following the procedures for guaranteed delivery described in Section 9.

     Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Holders of shares may also contact brokers, dealers or banks for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFER; PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               November 13, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................     1
SUMMARY TERM SHEET..........................................     2
SPECIAL FACTORS.............................................     5
   1.  Background of the Offer; Contacts with the Company...     5
   2.  Purposes, Reasons and Alternatives for the               11
     Going-Private Transaction..............................
   3.  Certain Effects of the Transaction...................    12
   4.  Certain Federal Income Tax Consequences..............    13
   5.  Fairness of the Going-Private Transaction............    14
   6.  Reports, Opinions, Appraisals and Certain                15
     Negotiations...........................................
THE TENDER OFFER............................................    15
   7.  Terms of the Offer...................................    15
   8.  Acceptance for Payment and Payment for Shares........    16
   9.  Procedures for Tendering Shares......................    17
  10.  Withdrawal Rights....................................    20
  11.  Conditions of the Offer..............................    20
  12.  Price Range of Shares................................    21
  13.  Certain Information Concerning the Company...........    22
  14.  Information Concerning the Purchaser, CVGI, Three        24
     Cities and Thayer......................................
  15.  Source and Amount of Funds...........................    25
  16.  The Merger...........................................    25
  17.  Dividends and Distributions..........................    27
  18.  Certain Legal Matters; Regulatory Approvals..........    27
  19.  Fees and Expenses....................................    27
  20.  Miscellaneous........................................    28
SCHEDULE I..................................................   I-1
SCHEDULE II.................................................  II-1

TO THE HOLDERS OF SHARES OF COMMON STOCK OF CLASSIC VACATION GROUP, INC.:

                                  INTRODUCTION

     CVG Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of CVG Investment LLC ("CVGI"), a Delaware limited liability company, which is in turn majority-owned by Three Cities Fund III, L.P. ("Three Cities"), a Delaware limited partnership, hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share ("Shares"), of Classic Vacation Group, Inc. (the "Company"), a New York corporation, which are not already owned by the Purchaser, CVGI or its affiliates or members, for $0.15 per Share, net to the seller in cash without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended and supplemented, constitute the "Offer"). The Offer will expire at 5:00 p.m., New York City time, on Monday, December 31, 2001, unless it is extended.

     This Offer is not conditioned on a minimum number of Shares being tendered. Members of CVGI already own 69.4% of the outstanding Shares and will be contributing those Shares to CVGI at the same time the Shares tendered in response to the Offer are purchased. CVGI's holdings could be increased to between 94.5% and 97.5% if it converted convertible subordinated notes it owns or may acquire through mandatory exchanges of exchangeable senior subordinated notes (this is discussed in the Section captioned "Fairness of the Going-Private Transaction"). The Purchaser will accept all Shares that are properly tendered and not withdrawn, regardless of how many Shares that may be. However, under a Note Purchase Agreement dated November 2, 2001 between CVGI and the Company (which requires CVGI to cause the Offer to be made), if at least 50% of the outstanding Shares that the Purchaser, CVGI or its affiliates or members do not own immediately before the tender offer expires are properly tendered and not withdrawn, the Purchaser must be merged with the Company in a transaction (the "Merger") in which all the remaining shareholders, other than the Purchaser, CVGI or its affiliates, will receive $0.15 per Share in cash, and CVGI will become the sole shareholder of the Company. Even if fewer than 50% of the outstanding Shares that the Purchaser, CVGI or its affiliates do not already own are tendered, CVGI may cause the Merger to take place.

     The purposes of the Offer are (1) to reduce the number of shareholders of the Company sufficiently to enable the Company to terminate its obligation to make public disclosures about its affairs and (2) to enable CVGI to become the sole shareholder of the Company.

     Tendering shareholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer. However, any tendering shareholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 30% of the gross proceeds payable for the tendered Shares. See Section 3. The Purchaser will pay all charges and expenses of American Stock Transfer and Trust Company, as Depositary (the "Depositary"), and D.F. King & Co., Inc., as Information Agent (the "Information Agent"), in connection with the Offer. See
Section 19.

     Conditions to the Offer. The Offer is subject to some conditions. They are described in Section 11. HOWEVER, THE OFFER IS NOT CONDITIONED ON A MINIMUM NUMBER OF SHARES' BEING TENDERED AND IS NOT CONDITIONED ON THE PURCHASER'S OBTAINING FINANCING. The Purchaser has the right, in its sole discretion, to waive any of the conditions to the Offer. See Section 11.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                               SUMMARY TERM SHEET

     This summary highlights important information from this Offer to Purchase, but does not purport to be complete. To understand the Offer fully and for a more complete description of the terms of the Offer, you should carefully read this entire Offer to Purchase and the Letter of Transmittal (which together, as they may be amended and supplemented, constitute the "Offer"). We have included section references to direct you to a more complete description of the topics discussed in this summary.

- WHO IS OFFERING TO BUY MY SECURITIES?

     CVG Acquisition Corporation is offering to buy your securities. That company (which is sometimes referred to in this document as the "Purchaser") is a wholly-owned subsidiary of CVG Investment LLC, which in turn is 80% owned by Three Cites Fund III, L.P. and 20% owned by Thayer Equity Investors III, L.P. See Section 14 of this document for further information about CVG Acquisition Corporation, CVG Investment LLC, Three Cities Fund III, L.P. and Thayer Equity Investors III, L.P.

- WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     CVG Acquisition Corporation is offering to buy all the Classic Vacation Group, Inc. common stock that none of CVG Acquisition Corporation, CVG Investment LLC or any affiliate or member of CVG Investment LLC owns.

- HOW MUCH IS CVG ACQUISITION CORPORATION OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

     CVG Acquisition Corporation is offering to pay $0.15 net to the seller in cash, without interest, for each share of Classic Vacation Group, Inc. common stock.

- DOES CVG ACQUISITION CORPORATION HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES THAT ARE TENDERED?

     Yes. CVG Acquisition Corporation will be paying for the shares that are properly tendered and not withdrawn with funds provided by CVG Investment LLC. These funds will come from Three Cities Fund III, L.P. and Thayer Equity Investors III, L.P. See Section 15 of this document for more information about the agreement of Three Cities Fund III, L.P. and Thayer Equity Investors III, L.P. to provide funding for the Offer.

- ARE CVG INVESTMENT LLC'S FINANCIAL RESULTS RELEVANT TO MY DECISION AS TO WHETHER TO TENDER SHARES IN RESPONSE TO THE OFFER?

     Since the Offer is for cash and is not subject to any financing condition, CVG Investment LLC's financial results should not be relevant to your decision whether to tender your shares of common stock in response to the Offer.

- HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES?

     You may tender your shares in response to the Offer until 5:00 p.m., New York City time, on Monday, December 31, 2001. You may be able to tender your shares after that if the Offer is extended or if there is a subsequent offering period. However there is no commitment that the Offer will be extended or that there will be a subsequent offering period. See Section 9 of this document for information about tendering your shares.

- IS IT POSSIBLE THE OFFER WILL BE EXTENDED, AND IF SO, UNDER WHAT
  CIRCUMSTANCES?

     CVG Acquisition Corporation may extend the Offer on one or more occasions, but it has no obligation to do so. See Section 7 of this document for more information regarding extensions of the Offer.

- WILL THERE BE A SUBSEQUENT OFFERING PERIOD?

     There may be. However, CVG Acquisition Corporation has no obligation to provide a subsequent offering period.

- WHAT IS THE DIFFERENCE BETWEEN AN EXTENSION OF THE OFFER AND A SUBSEQUENT OFFERING PERIOD?

     If the Offer is extended, no shares will be accepted or paid for until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, will occur after CVG Acquisition Corporation has accepted, and become obligated to pay for, all the shares that are properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn.

- HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     CVG Acquisition Corporation will announce any extension of the Offer in a press release issued no later than 9:00 a.m., New York City time, on the day after the previously scheduled expiration date. If CVG Acquisition Corporation provides a subsequent offering period, it will announce that it is doing so in a press release issued no later than 9:00 a.m., New York City time, on the day after the initial offering period expires. Any such press release will state the approximate number and percentage of outstanding shares of common stock tendered to date.

- WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     The Offer is conditioned upon, among other things, the Note Purchase Agreement between CVG Investment LLC and Classic Vacation Group, Inc. being in force at the expiration of the Offer and there being no further acts of terrorism that result in a significant disruption in major world financial markets. For a description of the Note Purchase Agreement, see Section 1 of this document. For a complete description of all of the conditions to which the Offer is subject, see Section 11 of this document.

- UNDER WHAT CIRCUMSTANCES MIGHT THE NOTE PURCHASE AGREEMENT BE TERMINATED BEFORE THE OFFER EXPIRES?

     Classic Vacation Group has the right to terminate the Note Purchase Agreement to enter into an alternate transaction that its Board of Directors determines will be more favorable to Classic Vacation Group than the financing it has received from CVG Investment LLC, the Offer and the merger which is expected to follow it. A Special Committee of the Board is seeking more favorable transactions. It has received inquiries from at least one possible purchaser, but does not know whether that possible purchaser, or anyone else, will make an offer to purchase Classic Vacation Group or provide financing to it.

- HOW DO I TENDER MY SHARES?

     If you hold the certificates for your shares of common stock, you should complete the Letter of Transmittal that was provided with this document and send it, with your certificates and any other required documents, to the Depositary at the address shown on the back cover of this document. If your broker holds your shares in "street name" you must instruct your broker to tender the shares on your behalf. In any case, the Depositary must receive all required documents prior to 5:00 p.m., New York City time, on Monday, December 31, 2001, unless the Offer is extended. If you cannot comply with these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in this document. See Section 9 of this document for more information on the procedures for tendering your shares.

- UNTIL WHEN CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     The tender of your shares may be withdrawn at any time prior to the expiration of the Offer. If there is a subsequent offering period, you will not be able to withdraw shares you tender during the subsequent offering period. See
Section 10 of this document for more information.

- HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You (or your broker or bank if your shares are held in "street name") must notify the Depositary, at the address and telephone number shown on the back cover of this document, that you want to withdraw shares. That notice must include the name of the holder that tendered the shares, the number of shares to be withdrawn and the name in which the tendered shares are registered. For complete information about the procedures for withdrawing previously tendered shares, see Section 10 of this document.

- WHAT DOES MY BOARD OF DIRECTORS THINK OF THE OFFER?

     CVG Acquisition Corporation understands that the Classic Vacation Group Board of Directors will not be making a recommendation about whether you should or should not tender your shares in response to the Offer.

- IF CVG ACQUISITION CORPORATION PURCHASES THE SHARES THAT ARE TENDERED IN RESPONSE TO THE OFFER, WHAT ARE ITS PLANS WITH RESPECT TO THE SHARES THAT ARE NOT TENDERED?

     If CVG Acquisition Corporation purchases through the Offer at least a majority of the shares that it or its affiliates or members do not already own, the parent of CVG Acquisition Corporation will cause CVG Acquisition Corporation and Classic Vacation Group, Inc. to merge in a transaction in which shareholders of Classic Vacation Group, Inc. who have not previously tendered their shares will also receive $0.15 in cash. If CVG Acquisition Corporation does not acquire at least a majority of the shares that it or its affiliates or members do not already own, its parent still may cause that merger to take place, but it will not be required to do so. If you do not tender your shares and the merger does not take place, your shares of Classic Vacation Group will remain outstanding.

- WILL I HAVE APPRAISAL RIGHTS IF I DO NOT BELIEVE THE MERGER PRICE IS FAIR?

     You will if the merger takes place and if you comply with requirements set forth in the New York statute. That is discussed in Section 16 of this document.

- IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     The purchase of shares by CVG Acquisition Corporation in the Offer will reduce the number of the shares of Classic Vacation Group that are held by the public and will reduce the number of holders of the common stock. These changes could adversely affect the liquidity and market value of the remaining shares of common stock. The common stock may also cease to be eligible for listing on the American Stock Exchange. If permitted by Securities and Exchange Commission rules, Classic Vacation Group will terminate its obligation to make filings with the Securities and Exchange Commission or otherwise to comply with the Securities and Exchange Commission's rules relating to publicly held companies. See Section 3 of this document for complete information about the effect of the Offer on your shares of common stock.

- WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On October 16, 2001, the last full trading day prior to the public announcement of the Offer, the last sale price of the common stock reported on the American Stock Exchange was $0.66 per share. On November 9, 2001, the last full trading day for which prices were available before this Offer to Purchase was printed, the last reported sale price of the common stock was $0.19 per share. You should obtain a recent market quotation for your shares. See Section 12 of this document for high and low sales prices for the common stock during the last three years.

- WHO WILL PAY BROKERAGE FEES AND TAXES?

     If you hold your shares in your name, you will not be obligated to pay brokerage fees or commissions when you tender shares, and except as described in Instruction 6 of the Letter of Transmittal, you will not have to pay stock transfer taxes when you tender shares. However, if you fail to complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to backup federal income tax withholding of 30% of the gross proceeds payable to you pursuant to the Offer. See Section 3 of this document for more information. If you hold your shares through a broker, bank or other nominee, you should check with it as to whether it charges any service fees.

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     If you have any questions you may call the Information Agent, D.F. King & Co., Inc., toll free at (800) 207-3155. See the back cover of this document for additional contact information.

                                SPECIAL FACTORS

1.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY

     Since 1998, the Company's Board of Directors has included at least two persons designated by Thayer Equity Investors III, L.P. ("Thayer"), which owns 66.7% of the outstanding Shares. From June 2000, when GV Investment LLC ("GVI") which is wholly-owned by Three Cities and two related funds, acquired $27.5 million principal amount of the Company's 9% Convertible Subordinated Notes, until September 27, 2001, the Company's Board included two persons designated by Three Cities (as required by the 9% Convertible Subordinated Notes). Thayer Capital and Three Cities Research, Inc., the advisors to Thayer and Three Cities, respectively, also provided advice to the Company's management on matters such as a 2000 restructuring of the Company.

     At a telephone meeting of the Company's Board of Directors held on Friday, September 21, 2001, the chief executive officer of the Company told the Board of Directors that the Company was facing a severe liquidity crisis. The Company, like all firms in similar businesses, receives deposits and advance payments from people who book travel packages, and becomes liable for payments to airlines, hotels and other vendors when the travel takes place. At any point in time, the liability for payments to vendors and the potential liability to return deposits substantially exceed the Company's cash resources. On December 31, 2000, the Company's current liabilities exceeded its current assets by $50.9 million. At September 30, 2001, the Company's current liabilities exceeded its current assets by $47.5 million. Due in part to a significant slowdown in the economy, and in part to a sharp decline in travel bookings following the destruction of the World Trade Center in New York City, the Company was faced with the prospect of a severe reduction in the deposits and advances it would receive, while still being obligated to pay for travel which had already taken place or would take place shortly, and probably being required to refund deposits with regard to previously booked vacations which were cancelled. The Board of Directors was told it was likely the Company would run out of cash within a few days.

     On the following Monday, September 24, representatives of Three Cities Research, Inc. and representatives of Thayer Capital Partners met at the offices of Three Cities Research in New York and began discussing the possibility that Three Cities and Thayer would provide financing to enable the Company to survive the liquidity crisis discussed at the Board meeting. Throughout the following six weeks, there were many meetings and conversations between representatives of Three Cities and representatives of Thayer regarding the terms of the proposals they would make to the Company, how they would divide responsibilities for the funds to be provided to the Company, terms on which they would contribute Shares and 9% Convertible Subordinated Notes of the Company to CVGI and matters relating to the ownership and governance of CVGI. The discussions between representatives of Three Cities and representatives of Thayer frequently reflected the facts that Thayer owned 9,599,749 Shares while Three Cities owned, through GVI, only 386,300 Shares, but that Three Cities owned, through GVI, the entire approximately $30 million principal amount of outstanding 9% Convertible Subordinated Notes. In particular, Thayer's large Share ownership led it to attempt to maximize the tender offer price to which Three Cities would agree.

     On September 25, Three Cities Research faxed to the Company's directors an informal proposal for a financing in which (a) CVGI would purchase $4.5 million of senior convertible notes and $20.5 million of senior notes, all of which would bear interest at 7.5% and would mature in 2006 and (b) CVGI would commence a tender offer for the publicly held shares of the Company's stock for $0.10 per share. The proposal said Three Cities and Thayer would contribute their shares of the Company's stock (which totaled almost 70% of the outstanding stock) to CVGI for securities in CVGI. The informal proposal said that it would have to be accepted by noon on Friday, September 28.

     Because Three Cities would be the principal provider of the new financing, and therefore would have principal responsibility for negotiating the terms of the new financing with the Company, on September 27, 2001, the two designees of Three Cities resigned from the Company's Board. One of these designees, who is the Managing Director of Three Cities Research, expressed in his resignation letter frustration at the failure of the Company's Board to act quickly to accept the financing Three Cities proposed.

     The need for the new financing was highlighted on September 26 by a telephone call from a representative of a major distributor of the Company's vacation packages, which accounts for a significant portion of the Company's sales, in which the representative of that distributor said that unless the Company could demonstrate by September 28 that it had adequate funds to meet its likely obligations, the distributor would instruct its agents to stop offering the Company's products and to urge customers to cancel future bookings with the Company they had already made. This instruction was only stopped after the Chairman of the Company (who is also the Chairman of Thayer Capital) assured the Chairman of the distributor's parent that the Company would shortly be announcing an infusion of new funds.

     On September 28, 2001, Three Cities submitted to the Board a proposal that Three Cities and Thayer would purchase from the Company, through CVGI, up to $25 million of new issues of 7.5% Convertible Senior Subordinated Notes and 7.5% Exchangeable Senior Subordinated Notes (together, "Notes"), if at least $15 million of senior financing could be obtained from banks or other external sources. Part of Three Cities' proposal was that an entity formed by Three Cities and Thayer would make a tender offer for all the outstanding Shares they did not already own for $0.10 per share, and, if at least 50% of the Shares Three Cities and Thayer did not already own were tendered, they would merge the entity which made the tender offer with the Company in a transaction in which the non-tendering shareholders would receive the same $0.10 per Share as was offered in the tender offer and CVGI, which would be 80% owned by Three Cities and 20% owned by Thayer, would become the sole owner of the Company. The proposal said that if, before the tender offer was completed, the Company could arrange a financing which was more favorable than that being provided by Three Cities and Thayer, the Company could terminate the transaction with Three Cities and Thayer without making any payment to them, other than reimbursement of their out of pocket costs. There was nothing in the proposal which required that the tender offer remaining open for more than the 20 business days required by rules of the Securities and Exchange Commission (the "SEC"). In discussing the proposal, a representative of Three Cities explained that the reason the proposal included a tender offer was that Three Cities felt the Company was severely hampered in its ability to do business by being publicly owned, and having to make public disclosures of detailed financial and other information, which most of its principal competitors do not have to do. Therefore, the ability to terminate the Company's public reporting requirements was a significant element in Three Cities' willingness to provide an anticipated 80% of the $25 million of new financing. Because of what appeared to be the Company's extreme need both for additional funding and to be able to assure vendors of the Company's vacation packages (including the major distributor which had said it would instruct its agents to stop offering the Company's products) that the Company would continue to be viable, the September 28 proposal said it must be accepted by 9:00 a.m. on Sunday, September 30 and anticipated a closing during the following week.

     The September 28 proposal was accompanied by a term sheet relating to the capitalization of CVGI. That term sheet showed that Thayer would be contributing 9,700,000 Shares (approximately 67% of all the outstanding Shares) to CVGI in exchange for Units of ownership of CVGI with a value, based on the price at which Units were to be issued in exchange for cash, of $970,000, and Three Cities would be contributing 386,300 Shares to CVGI in exchange for Units with a value of $38,630.

     On Saturday, September 29, 2001, the Company's Board of Directors formed a Special Committee, consisting of James Sullivan and Kenneth Duberstein, the two Directors who were not designated by either Thayer or Three Cities, to consider the proposal. The Special Committee retained as its counsel Hogan & Hartson, which since Thayer acquired control of the Company in 1998, had been the principal outside counsel to the Company, and O'Melveny and Myers LLP, which had no prior relationship with Thayer or Three Cities.

     On September 30, counsel for Three Cities sent counsel for the Special Committee a draft of a Plan and Agreement of Merger which contained the terms of the transaction, including the tender offer and the merger, contemplated by the September 28 proposal. On October 1, counsel for Three Cities sent counsel for the Special Committee a draft of a Note Purchase Agreement.

     On October 1, 2001 the Special Committee met twice. Three Cities extended the deadline for its proposal in order to permit these meetings to take place. After the first meeting, attorneys from Hogan & Hartson informed an attorney at Clifford Chance Rogers & Wells, counsel to Three Cities, that the Special Committee would not accept a proposal which included a tender offer and merger at $0.10 per Share. They said the Special Committee was not insisting that the tender offer price be at a premium to the then $0.90 per Share trading price of the Company's stock, but that it felt the $0.10 per Share was insufficient. A representative of Three Cities replied that Three Cities believed that, in view of the Company's financial condition, its Shares had no value, and that Three Cities' willingness to fund a tender offer at $0.10 per Share was essentially a gesture to the public shareholders. He said Three Cities would not increase the amount it would pay in the tender offer.

     Following the second meeting of the Special Committee held on October 1 and a subsequent meeting of the Company's entire Board, counsel for the Special Committee sent a letter to counsel for Three Cities in which it said that the Company's Board, based on the recommendation of the Special Committee, had voted unanimously to accept and approve the terms of the offer from Three Cities. The letter said the Board had done this consistent with its fiduciary obligations, and in light of the flexibility that the Company would have to pursue a more favorable financing package during the pendancy of the Three Cities offer. The letter said, however, that the Board would remain neutral in respect of any recommendation to the Company's public shareholders in connection with the tender offer aspect of the transaction. In a conversation late on October 1, an attorney for the Special Committee told an attorney for Three Cities that the action the Board had taken included approving the acquisition by CVGI of the Shares Thayer currently owned.

     On October 2, a representative of Three Cities told the members of the Special Committee that, while Three Cities had thought Thayer was prepared to participate in the transaction described in the September 28 proposal, Thayer was having difficulty with some aspects of the transaction. Three Cities was unwilling to proceed with the transaction without Thayer's participation. Therefore, a press release regarding the financing, which had been prepared for release before the American Stock Exchange (the "AMEX") opened for trading on October 2, had to be stopped.

     Also on October 2, counsel for Three Cities told counsel for the Special Committee that counsel for Three Cities would shortly be circulating a new draft of the Plan and Agreement of Merger, changed to state that the Board of Directors was not making any recommendation regarding the tender offer or the merger. Counsel for the Special Committee said the Special Committee had not anticipated the Company would sign a Plan and Agreement of Merger. It anticipated simply letting Three Cities proceed with the tender offer and the merger. Counsel for the Special Committee said the only agreement the Special Committee anticipated the Company would sign would be a Note Purchase Agreement. After speaking with his client, counsel for Three Cities said that would be acceptable to Three Cities. On October 3, counsel for Three Cities distributed a revised draft of the Note Purchase Agreement.

     During the week of October 2, there were a number of discussions between representatives of Three Cities and representatives of Thayer about terms on which Thayer would be able to participate in the new financing for the Company. Three Cities informed both Thayer and the Company that Thayer had offered to sell its Shares to Three Cities for $0.10 per Share, but Three Cities was not willing to provide the new financing without a significant participation by Thayer.

     During most of the week of October 2, representatives of Three Cities discussed with the chief financial officer of the Company on a daily basis the status of the Company's cash and of new bookings. While there had been an increase in new bookings, and therefore the Company had not run out of cash at the beginning of the week as it had feared it might, it continued to appear that, unless the Company received new financing, it would shortly be unable to meet its obligations. Further, representatives of the Company told representatives of Three Cities that the Company was receiving inquiries from a number of its customers about whether it had adequate cash to meet its obligations. Late in the week of October 2, Three Cities was told that daily financial and other information would no longer be made available to it.

     By Thursday, October 4, it began to appear that Thayer would be able to participate in the new financing to the extent of $4 million, and that Frederick Malek, the Chairman of Thayer Capital (and the Chairman of the Company) would participate for $1 million, if his doing so were approved by the Advisory Committee to Thayer (which must approve participations by principals of Thayer in transactions involving it).

     On Friday, October 5, Three Cities presented a slightly revised proposal relating to the financing. Three Cities also informed the Company that the proposed capitalization of CVGI had changed in that, in addition to Thayer and Three Cities contributing all their Shares to CVGI, Three Cities would be contributing $22.5 million principal amount of the Company's 9% Convertible Subordinated Notes to CVGI in exchange for Units which, based upon the price at which Units were being issued in exchange for cash, had a value of $3,841,370. The October 5 proposal said it would expire at noon on Monday, October 8.

     Late on October 5, counsel for Three Cities was informed by counsel for the Special Committee that, before the October 5 revised proposal had been received,
(i) the Special Committee had scheduled a meeting for Thursday, October 11 to consider Three Cities' financing proposal, and (ii) the Special Committee had retained Dresdner Kleinwort Wasserstein to advise it as to the proposed transactions. During the ensuing weekend, counsel for Three Cities was told that Dresdner Kleinwort Wasserstein would receive a fee of $125,000, plus an additional $800,000 when a transaction was completed. There also were discussions over the weekend between counsel for Three Cities and counsel for the Special Committee about whether the Company truly had an emergency need for additional cash. In addition, there were discussions about the extent to which, under New York law, the Company's Board of Directors had obligations to Three Cities, as holder of more than $30 million principal amount of the Company's 9% Convertible Subordinated Notes, as well as to the Company's shareholders. Three Cities also expressed concerns about the fees to Dresdner Kleinwort Wasserstein.

     On October 7 and 8, Three Cities sent letters to the Special Committee and the Board objecting to the fact that the Special Committee would not be meeting until October 11 and objecting to the fees which were to be paid to Dresdner Kleinwort Wasserstein. The letters said Three Cities was not willing to keep its offer open until the Special Committee convened on October 11. They expressed Three Cities' concern that if new financing were not announced promptly, there would be a significant deterioration in the Company's business. An attorney for the Special Committee responded that the Special Committee was not sure Thayer joined in the September 28 proposal, and said that the Special Committee cannot consider a proposal "until it is formally presented as the proposal of both Three Cities and Thayer Capital." Counsel for Three Cities answered that, as a result of conversations on October 5 and October 8 and Three Cities' October 7 letter, there should be no doubt about Thayer's willingness to participate in the financing.

     Late on October 8, Three Cities sent a letter to the Company's Board in which it stated that the time for the Company to accept the October 5 financing proposal had expired and that Three Cities felt it was no longer committed to provide its share of the financing which was the subject of that proposal. The letter stated that if the Special Committee decided it wanted Three Cities and Thayer to provide the financing they had proposed and had a solution to Three Cities' concerns about the financial advisory fees, Three Cities would review what had happened to the Company since October 6, and decide whether it was still willing to provide its share of the financing.

     On October 9, counsel for the Special Committee told counsel for Three Cities that the Special Committee would go forward with its financial advisor under the assumption that Three Cities and Thayer are likely to jointly present a proposal to the Committee at some point in the future. Counsel for the Special Committee also said the Board and the Special Committee had approved the payment of the fees that had been negotiated with Dresdner Kleinwort Wasserstein and were convinced that the fees were reasonable.

     On October 10, a representative of Dresdner Kleinwort Wasserstein briefly discussed with counsel for Three Cities some aspects of the proposal that had been made on the prior Friday, and said he would like to speak with one of the principals of Three Cities. That conversation took place on the morning of October 11. In the conversation, the principal of Three Cities said that Three Cities was willing to continue with the proposed financing, subject to review of what had transpired with regard to the Company since October 2, and the representative of Dresdner Kleinwort Wasserstein said he would let Three Cities know what occurred at the Special Committee meeting which was being held that afternoon.

     The Special Committee meeting was held on the afternoon of October 11. While it was in progress, a representative of Dresdner Kleinwort Wasserstein spoke with representatives of Three Cities and Thayer, and told them the Special Committee was willing to approve the proposed financing transaction if Three Cities and

Thayer would agree that the price CVGI would offer in the tender offer (i.e., this Offer) would be $0.20 per Share and if the tender offer would be held open for 120 days. The latter request was, among other things, to accommodate the possible interest of a large publicly traded company in a travel-related business in acquiring the Company (which Thayer supported). Three Cities was told that the other company had asked for 45 days to perform due diligence with regard to the Company, and at the conclusion of that due diligence would consider making a proposal to acquire the Company for the other company's stock with a value someplace between $0.00 and $2.50 per share. Three Cities said Thayer and it would increase the tender offer price to $0.15 per Share, but not above that, and that they would agree to hold the tender offer open until December 31, 2001.

     On October 12, there was a meeting at Thayer's offices in Washington, D.C., which was attended by representatives of, and attorneys for, Three Cities and Thayer, representatives of Dresdner Kleinwort Wasserstein and attorneys for the Special Committee. Shortly after the conclusion of that meeting, Three Cities and Thayer sent the Board of Directors a signed proposal to provide financing to the Company on the terms set forth on an enclosed "Summary of Terms and Conditions for the Loan of up to $24.25 million and Tender Offer for 100% of the Stock of Classic Vacation Group, Inc." The proposal letter also enclosed a "Summary of the Terms and Conditions for the Financing of CVG Investment, L.L.C." The provisions of those Summaries were similar to those of Three Cities' October 5 proposal, with the changes described above. However they included a statement that if the Board of Directors terminates the transaction to accept an offer which includes the purchase of all the outstanding common stock at a price higher than CVGI's tender offer price, Three Cities, Thayer and CVGI would agree to sell all their Shares for the higher price. The proposal said it was subject to completion of due diligence and documentation, and that the transaction must be documented by 12:00 noon New York time on October 17, 2001.

     On Saturday, October 13, 2001, the attorneys for Three Cities distributed a revised draft of the Note Purchase Agreement, which reflected the terms contained in the October 12 proposal.

     On Monday, October 15, the Special Committee met by telephone and requested some changes to the October 12 proposal. These included (i) deferring the time by which the transaction must be documented to noon on October 19, and (ii) a provision that if, by December 15, 2001, the Company's Board notified Three Cities and Thayer that the Company had received a proposal from what the Board believed to be a financially capable person which the Board determined would be more favorable to the Company than the Three Cities/ Thayer financing, but it was likely the transaction would not be completed by December 31, 2001, Three Cities and Thayer would cause the expiration date of the tender offer to be extended at least until January 15, 2002. The Special Committee also requested confirmation that if the Advisory Committee to Thayer would not approve Malek's providing $1 million of the financing, Three Cities would provide that portion of the financing. In addition, the Special Committee requested that Three Cities and Thayer consider raising the tender offer price.

     Three Cities and Thayer agreed to some, but not all, of what had been requested by the Special Committee and the Board, and the Special Committee and the Board approved the financing. On October 16, it was clarified that if there were a definitive agreement for an alternate financing before December 31, 2001, the financing provided by Three Cities, Thayer and Malek would have to be repaid by the earlier of the time of the closing of the alternate financing or December 31, 2001.

     On the evening of October 16, 2001, the Company issued a press release announcing the new financing by Three Cities, Thayer and Malek, and describing their intention to make this Offer.

     Between October 16 and November 2, draft agreements were circulated among the parties. While there were discussions about many terms of these agreements, including discussions of financial covenants that would be included in the new Notes and waivers of financial covenants in the Company's 9% Convertible Subordinated Notes, all of which were held by GVI (a subsidiary of Three Cities), the only change in the fundamental terms of the Note Purchase Agreement or the Notes to be issued under it was that, at the request of counsel for the Special Committee, the provision regarding the Offer and the Merger was changed from a statement that CVGI intended to make the Offer and possibly cause the Merger to take place, to a requirement that CVGI make the Offer and that, if at least 50% of the Shares the Purchaser or its affiliates or members did not own were tendered, CVGI would cause the Merger to take place. Representatives of the Company were also informed from time to time about progress of Three Cities and Thayer in agreeing to the terms of the arrangements between them.

     On October 30, 2001, the Company's Board of Directors, acting on a recommendation of its Special Committee, approved the Note Purchase Agreement and the transactions contemplated by it. On November 5, the Note Purchase Agreement was signed and CVGI purchased $10 million of the up to $24.25 million of Notes it had agreed to purchase.

     The Note Purchase Agreement. In the Note Purchase Agreement, CVGI agreed to purchase $5 million principal amount of the Company's 7.5% Convertible Senior Subordinated Notes due 2006 and up to $19.25 million principal amount of the Company's 7.5% Exchangeable Senior Subordinated Notes due 2006. All $5 million of Convertible Notes and $5 million principal amount of the Exchangeable Notes were purchased on November 5, 2001. CVGI will purchase the remainder of the Exchangeable Notes at the request of the Company in tranches of $5 million, $5 million and $4.25 million.

     The principal terms of the Convertible Notes are:

     - Principal will be due on December 31, 2006.

     - Interest will be at 7.5% per annum until August 1, 2003, and at 9% per annum after that. Any interest payment due on or before June 1, 2003 may be made in cash or with additional Convertible Notes or Exchangeable Notes. Interest due after that date must be paid in cash.

     - The Company may at any time after March 31, 2002, prepay the principal of all, but not less than all, the Convertible Notes. If it prepays the principal of the Convertible Notes after March 31, 2002, it will be required to issue to the holders of the prepaid Convertible Notes warrants to purchase for $0.15 per Share the number of Shares into which the Convertible Notes could have been converted when they were prepaid.

     - The Convertible Notes are convertible beginning after March 31, 2002, into Shares at $0.15 principal amount per Share (subject to adjustment to prevent dilution or take account of various corporate events).

     - Defaults include, in addition to failure to pay principal or interest when it is due and other normal events of default, (i) the Company's not terminating by October 31, 2002, its obligation to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) failure of the Company's shareholders to approve by May 31, 2002 an increase in the number of Shares the Company is authorized to issue to 200,000,000 Shares, (iii) prepayment of some, but not all, the Convertible Notes or the Exchangeable Notes, or (iv) the Company's entering into a definitive agreement for an alternate financing which does not meet standards specified in the Note Purchase Agreement (which are described below).

     - The Company's obligations with regard to the Convertible Notes will be subordinate to senior secured credit facilities from commercial banks or similar institutions which provide for loans of up to $25 million. The obligations with regard to the Convertible Notes are Senior Indebtedness with regard to the Company's 9% Convertible Subordinated Notes due 2007 (all of which are held by GVI, which is owned by Three Cities and two related funds).

     The terms of the Exchangeable Notes are essentially the same as those of the Convertible Notes, except that (a) the interest rate on the Exchangeable Notes will increase to 15% after March 31, 2002, (b) the Exchangeable Notes will not be convertible into Shares, and (c) whenever the number of Shares the Company is authorized to issue is increased to 200,000,000 Shares, the Exchangeable Notes will automatically be exchanged for Convertible Notes.

     The Note Purchase Agreement required CVGI to cause the Purchaser to commence the Offer within five business days after the initial sale of Convertible Notes and Exchangeable Notes, and requires that if at least 50% of the Shares which are not owned by CVGI, the Purchaser, Thayer or GVI are tendered in response to the tender offer, the Purchaser must purchase all the Shares which are properly tendered and not withdrawn and CVGI must cause the Merger to take place. It provides that the Offer may not expire before December 31, 2001 and that the Offer Price may not be less than $0.15 per share.

     The Company will have the right to terminate the Note Purchase Agreement at any time before CVGI accepts the Shares which are tendered in response to the Offer (which it may not do before December 31, 2001) in order to carry out an alternate financing which (i) provides for immediate prepayment of all the Convertible Notes and Exchangeable Notes and (ii) the Company's Board determines will be more favorable to the Company than the transactions contemplated by the Note Purchase Agreement. The Company may, without terminating the Note Purchase Agreement, enter into a definitive agreement relating to an alternate financing meeting those standards with a source of that alternate financing which the Company's Board reasonably determines has the financial ability to carry out the alternate financing, but if the Company does that, the Note Purchase Agreement will terminate, and all the outstanding Convertible Notes and Exchangeable Notes will become payable, on the earlier of the day of the closing of the alternate financing transaction or December 31, 2001.

     The Agreement to Tender Shares. At the same time CVGI entered into the Note Purchase Agreement, CVGI, GVI, Three Cities, and Thayer agreed that if the Company terminates the Note Purchase Agreement in order to enter into an alternate financing transaction of the type described under "Note Purchase Agreement" and that alternate financing includes a purchase of all the Company's common stock for a price in excess of $0.15 per Share, each of CVGI, GVI, Three Cities and Thayer will tender or otherwise sell or exchange all their Shares in connection with the alternate financing transaction on the same terms as those on which the public holders of Shares sell or exchange their Shares. CVGI, GVI, Three Cities and Thayer also agreed to vote all their Shares in favor of the alternate financing transaction if a vote is required.

2.  PURPOSES, REASONS AND ALTERNATIVES FOR THE GOING-PRIVATE TRANSACTION

     Purposes and Reasons. The purposes of the Offer are (1) to enable CVGI, through the Purchaser, to acquire all the outstanding stock of the Company and
(2) to take the Company private. Three Cities and Thayer believe that, given the Company's competitive environment and financial concerns, it is no longer in the Company's best interest to be subject to public company reporting requirements. Specifically, they believe the obligation to disclose to the public detailed financial information and other information has put the Company at a competitive disadvantage to its principal competitors, which are privately held. The Company, like other leisure travel businesses, relies heavily on bookings from travel agents and other travel related firms. These travel agents and firms are very sensitive to financial or other factors that pose even a small threat of making a provider of travel products unable to fulfill obligations. Three Cities and Thayer believe that when the Company is forced, due to its obligations under the Exchange Act, to make public disclosures about business concerns that its competitors do not have to make, there often is a resulting adverse effect on the Company's bookings. Three Cities and Thayer believe that, by taking the Company private, they can better position the Company to compete in the leisure travel industry. They plan to terminate the Company's reporting obligations under the Exchange Act and end the listing of the shares on the AMEX as soon as possible after the consummation of the Offer.

     If at least 50% of the outstanding Shares that the Purchaser, CVGI or their affiliates or members do not own immediately before the Offer expires are properly tendered and not withdrawn, after purchasing the tendered Shares the Purchaser and CVGI will cause the Purchaser to merge with the Company in a transaction (the "Merger") in which all non-tendering public shareholders receive the same consideration that tendering shareholders receive as a result of this Offer and as a result of which the Company will become a wholly-owned subsidiary of CVGI.

     Alternatives. Despite efforts by Thayer and others to identify potential purchasers of the Company or alternate financing sources for it, at the time of the signing of the Note Purchase Agreement, there were no transactions available to the Company other than that contemplated by the Note Purchase Agreement. However, the Company had received an inquiry about a possible transaction from a large publicly traded company in a travel-related business and was permitting that company to do due diligence. It had also received other preliminary inquiries. The Note Purchase Agreement provides that the Company may, at any time before the Purchaser purchases the Shares that are tendered in response to the Offer, terminate the Note Purchase Agreement in order to carry out an alternate financing which (i) provides for immediate prepayment of all the outstanding Notes and (ii) the Company's Board of Directors determines will be more favorable to the Company than the transactions contemplated by the Note Purchase Agreement. If the Note Purchase Agreement is terminated, the Purchaser will not purchase the Shares that are tendered in response to the Offer.

     In addition, CVGI, GVI, Three Cities and Thayer have agreed with the Company that if (i) the Company terminates the Note Purchase Agreement before the Purchaser accepts (and therefore purchases) Shares that are tendered in response to the Offer in order to carry out an alternate financing that the Company's Board determines will be more favorable to the Company than the transactions contemplated by the Note Purchase Agreement (and that alternate financing provides for immediate prepayment of all the Senior Subordinated Notes the Company has issued under the Note Purchase Agreement), or if the Company enters into a definitive agreement for a transaction of that type, and (ii) the other transaction includes a purchase of all the Shares for more than $0.15 per Share, each of CVGI, GVI, Three Cities and Thayer will tender or otherwise sell all the Shares it owns in connection with the other transaction, and if shareholder approval of the other transaction is required, they will vote their Shares in favor of the other transaction. Those agreements are intended to provide the Board of Directors with flexibility to seek and negotiate an alternate financing transaction on terms it determines to be more favorable than those of the transactions contemplated by the Note Purchase Agreement.

3.  CERTAIN EFFECTS OF THE TRANSACTION

     American Stock Exchange. The purchase of the Shares tendered in response to the Offer will reduce the number of Shares that might otherwise trade publicly and probably will significantly reduce the number of beneficial owners of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares as a result of the Offer may adversely affect the Company's ability to meet the standards for continued listing on the AMEX, which require that an issuer have at least 200,000 publicly held shares with a market value of $1 million held by at least 300 shareholders, and have stockholders equity of at least $2 million if the issuer has had net losses in two of its three most recent fiscal years, or $4 million if the issuer has had net losses in three of its four most recent fiscal years. According to the Company's transfer agent, as of November 9, 2001, there were 53 holders of record and an estimated 725 beneficial owners of Shares and 14,392,825 Shares were outstanding, of which approximately 4,400,000 Shares are publicly held (i.e., not owned by Thayer or Three Cities). Based upon the last reported sale price on November 9, 2001, the market value of the publicly held shares was approximately $836,000. Therefore, the market value of the publicly held shares was less than the minimum required by the AMEX. Also, at September 30, 2001, the Company had a net deficit of $4.3 million and therefore, because it had net losses in each of the preceding four fiscal years, its net worth was less than the minimum required by the AMEX. If, as a result of the purchase of Shares pursuant to the Offer or otherwise the AMEX listing of the Shares terminates, the shareholders' ability to sell their Shares could be adversely affected.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. That registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information the Company would be required to furnish to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement that the Company furnish a proxy statement or information statement in connection with shareholder actions pursuant to Section 14 of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Company. See Section 18. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If the Purchaser purchases the Shares that are tendered in response to the

Offer and there are fewer than 300 remaining holders of record of Shares (which is almost certain to be the case, because according to the Company's transfer agent, at November 9, 2001, there were only 53 holders of record), CVGI will cause the Company to terminate the listing of the Common Stock on the AMEX and to apply to terminate the registration of the Shares under the Exchange Act. It probably will do that before the shareholders are asked to vote to approve the Merger (if shareholder approval is required), in which case the Purchaser could give the necessary approval of the Merger without the Company's sending a proxy statement or an information statement to its shareholders. Even if less than 50% of the outstanding Shares that the Purchaser, CVGI or its affiliates or members did not own at the date of this Offer to Purchase are properly tendered and not withdrawn, if the Purchaser purchases the Shares that are properly tendered and not withdrawn, the Shares probably will no longer be eligible for inclusion on the AMEX and the Company may be able to terminate the registration of the Shares under the Exchange Act. If that is the case, the Purchaser will seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after they are no longer quoted on the AMEX.

     Additional Effects. If the Purchaser purchases the shares that are properly tendered in response to the Offer and not withdrawn, Thayer and GVI (which are members or affiliates of CVGI) will contribute to CVGI almost 70% of the outstanding Common Stock and CVGI will contribute that common stock to the Purchaser. To the extent shareholders of the Company tender Shares in response to the Offer and the Purchaser purchases those Shares, the Purchaser's percentage ownership of the Common Stock will be greater than the percentage represented by the Shares acquired from Thayer and GVI. The Purchaser (and through it CVGI) will essentially have a percentage interest in the net earnings and book value of the Company that is the same as the percentage of the Common Stock they own. If the Merger takes place, CVGI will become the sole shareholder of the Company, and will in effect have a 100% interest in its earnings and book value.

4.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following summary is a general discussion of certain of the expected Federal income tax consequences of the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and published regulations, rulings and judicial decisions in effect at the date of this Offer to Purchase, all of which are subject to change. The summary does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or her personal circumstances or to certain types of holders subject to special treatment under the Federal income tax laws, such as life insurance companies, financial institutions, tax-exempt organizations and non-U.S. persons. The following summary may not be applicable with respect to Shares acquired through exercise of employee stock options or otherwise as compensation. It also does not discuss any aspects of state or local tax laws or of tax laws of jurisdictions outside the United States of America.

     THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE SALE OF THEIR SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     Sales of Shares in response to the Offer will be taxable transactions for Federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering shareholder will generally recognize gain or loss equal to the difference between the amount of cash received by the shareholder upon sale of the Shares and the shareholder's tax basis in the Shares that are sold. Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

     If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by the tendering shareholder will be capital gain or loss, which will be long-term or short term depending on whether the tendering shareholder's holding period for the Shares exceeds one year. Long-term capital gains recognized by a shareholder who is an individual will generally be taxed at a maximum Federal marginal tax rate of 20%. Short term capital gains recognized by an individual will generally be taxed at the individual's ordinary income tax rate. Capital gains recognized by a tendering corporate shareholder will be taxed at a maximum Federal marginal tax rate of 35%.

     If a tendering shareholder recognizes a capital loss with respect to tendered shares, the tendering shareholder's ability to deduct the loss may be limited. A corporation may only deduct losses from sales or exchanges of capital assets in a year to the extent it recognizes capital gain income in that year. A shareholder which is not a corporation may only deduct capital losses in a year to the extent of the stockholder's capital gain income plus $3,000 of other income ($1500 in the case of a married shareholder filing a separate return) recognized in the year, Excess capital losses may be carried over to subsequent years, with some limitations and conditions set forth in the Code.

     A shareholder (other than certain exempt shareholders, including all corporations and certain foreign individuals) who tenders Shares may be subject to 30% backup withholding unless the shareholder provides its taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that it is awaiting a TIN. This should be done by completing and signing the substitute Form W-9 included as part of the Letter of Transmittal. A shareholder that does not furnish its TIN also may be subject to a penalty imposed by the IRS.

     If backup withholding applies to a shareholder, the Depositary is required to withhold 30% from each payment to that shareholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

5.  FAIRNESS OF THE GOING-PRIVATE TRANSACTION

     The Purchaser, CVGI, Three Cities and Thayer believe that the consideration being offered in the Offer to the Company's shareholders who are not affiliated with them is fair to those shareholders. They base this belief primarily on the following factors:

          (1) Until CVGI made a significant cash infusion in the Company by purchasing $10 million principal amount of Notes on November 5, 2001, it was very likely that the Company soon would not be able to meet its obligations regarding its vacation package or other travel related businesses. Also, the Company had more than $30 million of outstanding debt securities in addition to its obligations regarding its travel related businesses. At September 30, 2001, the Company had a negative net worth of $4,289,000 and a negative tangible net worth of $74,231,000. At that date its current liabilities exceeded its current assets by $47,530,000. Therefore, the Purchaser, CVGI, Three Cities and Thayer believe that, despite the fact that the market price of the Shares exceeded $0.15 per share, until the Company received the cash infusion from CVGI, the Shares had little or no true value. This view is evidenced by the fact that in connection with the formation of CVGI, Three Cities and Thayer gave Shares a value of $0.15 each, which is far less than what Thayer and Three Cities, through GVI, paid for their shares they will be contributing to CVGI, and valued the Company's more than $30 million in debt securities (which were owned by GVI, a subsidiary of Three Cities, and, if the Company were liquidated, would have to be paid in full before anything could be distributed with regard to the Shares) at only slightly more than 23% of their principal amount (even though GVI had purchased the debt securities for a price equal to their full principal amount).

          (2) Three Cities, which provided 80% of the funds CVGI used to purchase Notes, would not provide those funds unless it were assured that the Company would cease being subject to public company disclosure obligations (which Three Cities believed were putting the Company at a serious competitive disadvantage in its vacation package business). Therefore, the Offer was a required part of Three Cities' proposal to provide new funds to the Company.

          (3) Even though CVGI has now made a cash infusion in the Company by purchasing $10 million of Notes and agreeing to purchase up to an additional $14.25 million of Notes, the Notes will become due if the Company is not taken private by October 31, 2002.

          (4) If the Notes were converted, the Shares currently held by the public would in total represent only between 5.5% and 2.5% of the Company's equity (depending on the total amount of Notes that eventually are issued).

          (5) The Company is free, at any time before the Purchaser purchases the Shares that are tendered in response to the Offer, to terminate the Note Purchase Agreement in order to consummate a transaction that the Company's Board determines to be more favorable to the Company than the transactions contemplated by the Note Purchase Agreement, and a Special Committee of the Company's Board is actively seeking a more favorable transaction. Therefore, tendered Shares will only be purchased if the Special Committee is unable to find what it and the Company's Board believe to be a more favorable transaction.

          (6) The Offer is not conditioned on a majority of the Shares not owned by the Purchaser, CVGI or its affiliates or members being tendered, and the Merger will not be conditioned upon a majority of the Shares not owned by the Purchaser, CVGI or its affiliates or members being voted in favor of it. The Special Committee retained Dresdner Kleinwort Wasserstein to assist it in negotiating the transactions that are the subject of the Note Purchase Agreement (including provisions relating to the Offer and the Merger). The Company's Board has voted not to make a recommendation as to whether shareholders should or should not tender their Shares in response to the Offer.

6.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     None of the Purchaser, CVGI, Three Cities or Thayer has received a report, opinion or appraisal from an outside party related to the Offer, including, but not limited to, any report, opinion or appraisal relating to the consideration or the fairness of the consideration being offered to holders of Shares or the fairness of the transaction to the Company, or to holders of Shares or other securities of the Company who are not affiliates of the Company.

                                THE TENDER OFFER

7.  TERMS OF THE OFFER

     On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will accept for payment and pay for all Shares that are validly tendered prior to the Expiration Time and not withdrawn in accordance with Section 10. The term "Expiration Time" means 5:00 p.m., New York City time, on December 31, 2001, unless the Purchaser extends the period during which the Offer is open, in which event the term "Expiration Time" will mean the time and date at which the Offer, as extended, will expire before the Purchaser accepts or pays for any Shares. The Offer may be extended for a period of up to 20 business days subsequent to the Expiration Time. During that subsequent period, if there is one, the Purchaser will purchase and pay for Shares as they are received rather than waiting for the subsequent period to expire.

     The Purchaser will not (a) decrease the number of Shares it is offering to purchase, (b) reduce the Offer Price, (c) modify or add to the conditions described in Section 11, (d) change the form of consideration it is offering, or
(e) extend the Offer, except as provided below.

     The Purchaser reserves the right, at any time and from time to, to extend the period during which the Offer is open, by giving oral or written notice of the extension to the Depositary and by making a public announcement of it as described below. During any extension, all Shares previously tendered and not withdrawn will remain tendered in response to the Offer, subject to the rights of a tendering shareholder to withdraw tendered Shares. See Section 10.

     Subject to the applicable regulations of the SEC, the Purchaser reserves the right, at any time and from time to time, to (i) delay acceptance for payment of, or, regardless of whether Shares were already accepted for payment, payment for, Shares pending receipt of any regulatory or third-party approval described in Section 18 or in order to comply in whole or in part with any other applicable law, (ii) terminate the Offer and not accept for payment any Shares if any of the conditions described to in
Section 11 has not been satisfied or upon the occurrence of any of the events described in Section 11 or (iii) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and by making a public announcement of it, as described below.

     The Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the tendered Shares promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events described in Section 11 without extending the period of time during which the Offer is open.

     The Purchaser will make a public announcement of any extension, delay, termination, waiver or amendment as promptly as practicable after it takes place. In the case of an extension, the Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on the business day after the day of the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of the changes), the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in Section 11. The Purchaser reserves the right (but will not be obligated) to waive any or all of those conditions.

     The Company has given the Purchaser a shareholder list and security position listings for the purpose of enabling the Purchaser to disseminate the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list, or who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

8.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will promptly pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 10) prior to the Expiration Time. Shares will be accepted as soon as practicable after the Expiration Time if the conditions set forth in Section 11 have been satisfied or waived before the Expiration Time. Any determination concerning the satisfaction of the terms and conditions of the Offer will be made by the Purchaser. See Section 11. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See
Section 18.

     In all cases, payment for Shares which are tendered in response to the Offer and accepted for payment will be made only after timely receipt by the Depositary of (a) the certificate(s) representing the tendered Shares (the "Share Certificates"), or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Shares into the Depositary's account at The Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility"), as described in Section 9, (b) a properly completed and duly executed Letter of Transmittal (or facsimile of one), or an Agent's Message in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

     An "Agent's Message" is a message, transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility which is tendering

Shares that the participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, tendered Shares when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of the Shares for payment. Payment for Shares that are tendered prior to the Expiration Time and accepted will be made by deposit of the aggregate purchase price for all the Shares which are accepted for payment with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering shareholders. Shares that are tendered during a period subsequent to the Expiration Time, if the Offer is extended for a period subsequent to the Expiration Time, will be made by deposit of the purchase price of particular Shares with the Depositary promptly after those Shares are received. UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE OFFER PRICE BY REASON OF ANY DELAY IN PAYING FOR SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to pay for Shares will be satisfied and tendering shareholders must look solely to the Depositary for payment of amounts owed to them by reason of the acceptance of their Shares pursuant to the Offer. If, for any reason, acceptance for payment of or payment for any Shares tendered in response to the Offer is delayed, or the Purchaser is prevented from accepting for payment or paying for Shares which are tendered in response to the Offer, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser and those Shares may not be withdrawn, except to the extent the tendering shareholder exercises withdrawal rights as described in
Section 10. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as the charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason, or if certificates that are submitted evidence more Shares than are tendered, certificates representing Shares that are not tendered or otherwise are not purchased will be returned or sent, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, Shares that are not purchased will be credited to an account at that Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole, or in part from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares that are tendered in response to the Offer, but such a transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares which are validly tendered in response to the Offer and accepted for payment.

9.  PROCEDURES FOR TENDERING SHARES

     Valid Tender of Shares. Except as set forth below, in order for Shares to be validly tendered in response to the Offer, (a) a Letter of Transmittal or a facsimile of one, properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time and (b) either (i) the certificates representing the tendered Shares must be received by the Depositary along with the Letter of Transmittal, (ii) the Shares must be tendered using the procedure for book-entry transfer described below, and the Book-Entry Confirmation must be received by the Depositary prior to the Expiration Time, or (iii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

     THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL, AND OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. ITEMS WILL BE DEEMED DELIVERED ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROP-

ERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing DTC to transfer the Shares into the Depositary's account at DTC. Although delivery of Shares may be effected through book-entry transfer at DTC, a Letter of Transmittal or a facsimile of one, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, as well as the Book Entry Confirmation relating to the Shares, must be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time (or the end of any subsequent period during which the Offer remains open) or the guaranteed delivery procedures described below must be followed.

     REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO DTC OR TO THE PURCHASER DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal need not be guaranteed, unless, in the case of the Letter of Transmittal, the Shares to which they relate are being tendered by a registered holder of Shares who has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal. Signatures on Letters of Transmittal on which either of those boxes has been completed must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange Medallion Signature Program (each, an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

     If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates representing Shares which are not tendered or are not accepted for payment are to be returned, to a person other than the registered holder(s), then the Share certificate must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear on the Share certificate, with the signature(s) on the Share certificate or stock powers guaranteed. See Instructions 1 and 5 of the Letter of Transmittal.

     If Share certificates are delivered to the Depositary at different times, a properly completed and duly executed Letter of Transmittal (or facsimile of one) must accompany each delivery.

     Guaranteed Delivery. If a shareholder wishes to tender Shares in response to the Offer but the Share certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Time, or the procedure for book-entry transfer cannot be completed on a timely basis, the Shares may nevertheless be tendered as follows:

          (i) the tender must be made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided with this Offer to Purchase, must be received by the Depositary before the Expiration Time; and

          (iii) the Share certificates representing all the tendered Shares, in proper form for transfer, or the Book-Entry Confirmation, together with a properly completed and duly executed Letter of Transmittal (or facsimile of one), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three American Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

     A Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, but must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery distributed with this Offer to Purchase.

     Payment for Shares that are accepted for payment will be made only after timely receipt by the Depositary of (i) Share certificates for, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of one), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, it is possible that payment will not be made to all tendering shareholders at the same time.

     Backup United States Federal Withholding Tax. Under the United States Federal income tax laws, the Depositary may be required to withhold 30% of the amount of any payments made to certain shareholders. To prevent backup Federal income tax withholding, each tendering shareholder must provide the Depositary with the shareholder's correct taxpayer identification number, or certify that the shareholder is exempt from backup Federal income tax withholding, by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 10 of the Letter of Transmittal.

     Appointment as Proxy. By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints designees of the Purchaser as the tendering shareholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the shareholder's rights with respect to the Shares tendered by the shareholder and accepted for payment by the Purchaser (and with respect to any other securities issued in respect of those Shares on or after the date of this Offer to Purchase). That proxy is considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and to the extent that the Purchaser accepts the tendered Shares for payment pursuant to the Offer. When tendered Shares are accepted for payment, all prior proxies given by the shareholder with respect to the tendered Shares and any other securities issued in respect of them will, without further action, be revoked, and no subsequent proxies may be given. The designees of the Purchaser will, with respect to the tendered Shares and any other securities for which the appointment is effective, be empowered to exercise all voting and other rights of the tendering shareholder as they, in their sole discretion, deem proper at any annual, special, adjourned or postponed meeting of the Company's shareholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser will be able to exercise full voting rights with respect to the Shares.

     Proxies are effective only as to Shares accepted for payment pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company's shareholders. Any solicitation of proxies will be made only with separate proxy soliciting materials which comply with the Exchange Act, if it is applicable.

     Determinations Regarding Tenders. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of Shares using any of the procedures described above will be determined by the Purchaser, and the Purchaser's determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares which it determines were not in proper form or if the acceptance for payment of, or payment for, the Shares may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to it) will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Binding Agreement. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering shareholder to sell, and by the Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

10.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 10, tenders of Shares made in response to the Offer are irrevocable. Shares tendered in response to the Offer may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after January 7, 2001. If the Offer is extended for a period subsequent to the Expiration Time, Shares tendered during the subsequent period may not be withdrawn and will be accepted for payment promptly after they are received.

     If the Purchaser extends the Offer, is delayed in accepting Shares for payment or is unable to accept Shares for payment for any reason, the Depositary may, nevertheless, retain tendered Shares on behalf of the Purchaser, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdraw them as described in this Section 10. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. A notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share certificates have been tendered) the name of the registered holder, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the release of those Share certificates, the serial numbers shown on the particular Share certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. After Shares are properly withdrawn, they will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time prior to the Expiration Time (or the expiration of a subsequent period during which the Offer is open) using one of the procedures described in Section 9.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

11.  CONDITIONS OF THE OFFER

     The Purchaser will not be required to accept for payment or, subject to any applicable SEC rules, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, the Shares that are tendered in response to the Offer if:

          (a) The representations and warranties of the Company contained in the Note Purchase Agreement are not true and correct in all material respects as of the date of the Note Purchase Agreement; or

          (b) Any order has been enacted, promulgated, entered or enforced by any court or governmental authority that invalidates the Note Purchase Agreement or restrains CVGI from completing the transactions that are the subject of the Note Purchase Agreement; or

          (c) Any order has been enacted, promulgated, entered or enforced by any court or governmental authority that restrains CVGI or the Purchaser from making this Offer or purchasing the Shares, or restrains the Purchaser from merging with the Company after the Offer has expired; or

          (d) The Board of Directors of the Company recommends, or votes to recommend, that shareholders of the Company not tender their Common Stock in response to the Offer; or

          (e) There is an event of default with regard to any of the Notes, any unwaived event of default with regard to the 9% Notes, any event that upon issuance of Notes would be an event of default with regard to them, or any event which, upon the giving of notice or the passage of time after the giving of notice, would be an event of default with regard to any of the Notes or an unwaived event of default with regard to the 9% Notes; or

          (f) There occurs any act of terrorism after November 2, 2001, in the United States of America, Europe, Latin America or the Pacific Rim which
     (i) results in a material disruption in financial markets in any of the United States of America, England, France, Germany or Japan or which is followed by a decline of 5% or more in the day, or in the week, after the act of terrorism in any of the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq Stock Market Composite Index, (ii) leads to material restrictions on travel within or into or out of any of those countries or regions, or (iii) otherwise materially adversely affects travel within or into or out of any of those countries or regions; or

          (g) The Note Purchase Agreement has been terminated; or

          (h) The Purchaser, CVGI, Three Cities or Thayer learns that the Company's Annual Report on Form 10-K for the year ended December 31, 2000, or Quarterly Report on Form 10-Q for the period ended June 30, 2001, was misleading in a material respect or omitted to state a material fact required to be stated in it; or

          (i) The Company has not performed all the obligations it is required to have performed under the Note Purchase Agreement by the Expiration Time, except failures which (i) would, in the aggregate, not materially impair or delay the ability of the Purchaser to consummate the purchase of the Shares which are tendered in response to the Offer or the ability of the Purchaser and the Company to effect the Merger, (ii) have been caused by or result from a breach of the Note Purchase Agreement by the Purchaser; or (iii) do not, and are not reasonably expected to, have a material adverse effect on the Company.

     The conditions set forth above are for the sole benefit of the Purchaser, and may be waived by the Purchaser, in whole or in part. Any delay by the Purchaser in exercising the right to terminate the Offer because any of the conditions are not fulfilled will not be deemed a waiver of its right to do so.

12.  PRICE RANGE OF SHARES

     From July 1998 to January 8, 2001, the Shares traded on the New York Stock Exchange. Since January 9, 2001, they have traded on the American Stock Exchange under the symbol "CLV". The following table sets forth, for the periods indicated, the high and low closing sales prices per Share on the New York or American Stock Exchange based on public sources:

                                                               SALES PRICE
                                                              --------------
                                                               HIGH     LOW
                                                              ------   -----
FISCAL YEAR ENDED DECEMBER 31, 1999
  First Quarter.............................................  $14.25   $8.38
  Second Quarter............................................   13.31    4.19
  Third Quarter.............................................    6.13    4.38
  Fourth Quarter............................................    4.50    2.75
FISCAL YEAR ENDED DECEMBER 31, 2000
  First Quarter.............................................  $ 5.63   $2.75
  Second Quarter............................................    3.63    2.44
  Third Quarter.............................................    3.38    2.69
  Fourth Quarter............................................    3.38    1.81
FISCAL YEAR ENDING DECEMBER 31, 2001
  First Quarter.............................................  $ 3.63   $2.12
  Second Quarter............................................    2.25     .85
  Third Quarter, through November 9, 2001...................     .94     .16

     On October 16, 2001, the last full day of trading before the day on which CVGI's intention to make the Offer was publicly announced, the last sale price of the Shares reported on the American Stock Exchange was $0.66 per Share. On November 9, 2001, the last full day of trading before this Offer to Purchase was printed, the last sale price of the Shares reported on the American Stock Exchange was $0.19. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has not paid any dividends during the two years prior to the date of this Offer to Purchase.

13.  CERTAIN INFORMATION CONCERNING THE COMPANY

     The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. None of the Purchaser, CVGI or Three Cities assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in those documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of that information of which none of the Purchaser, CVGI or Three Cities is aware.

     The Company is a New York corporation with its principal executive offices located at One North First Street, Suite 300, San Jose, California 95113. According to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "Company 10-K"), the Company is a provider of customized vacation products. The Company markets its major vacation products under the brand names Classic Custom Vacations ("Classic") and Allied Tours ("Allied"). Classic creates customized vacation packages for U.S. travelers seeking an individualized vacation and Allied creates packages for international travelers visiting North America. The Company also operates Island Resort Tours, a smaller domestic vacation provider; International Travel & Resorts, a hotel representation company; and the private label vacation fulfillment operations for Amtrak Vacations and Hyatt Vacations.

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 and June 30, 2000 (the "Company 10-Q's"). More comprehensive financial information is included in the Company 10-K and the Company 10-Q's and the other documents filed by the Company with the SEC, and the financial data set forth below is qualified in its entirety by reference to those reports and other documents. They may be examined and copies may be obtained from the SEC's offices in the manner set forth below.

                          CLASSIC VACATION GROUP, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                       NINE MONTHS ENDED
                                            FISCAL YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                   -------------------------------------------------   ------------------
                                    1996      1997      1998       1999       2000       2000      2001
                                   -------   -------   -------   --------   --------   --------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net Revenues.....................  $22,259   $24,255   $90,421   $126,000   $132,867   $104,366   $84,016
Operating Expenses...............   16,025    17,852    69,386    111,688    120,648     94,939    74,637
Income (loss) from Operations....     (825)   (1,576)    8,008     (4,886)   (43,401)   (42,228)   (7,371)
Net income (loss)................     (370)   (1,103)    4,723     (1,103)     2,204    (43,113)   (8,681)
Net income (loss) per common
  share:
  Basic..........................  $ (0.07)  $ (0.21)  $  0.22   $  (0.21)  $   0.22   $  (3.00)  $ (0.60)
  Diluted........................    (0.07)    (0.21)     0.22      (0.21)      0.22      (3.00)    (0.60)
BALANCE SHEET DATA:
Current assets...................  $19,260   $18,939   $54,245   $ 55,146   $ 49,959   $ 84,432   $53,640
Total assets.....................   19,677    19,375   134,060    178,675    133,147    168,757   128,272
Current Liabilities..............   18,004    19,017    79,112    104,659    100,848    134,292   101,170
Total debt.......................       --        --     6,663     29,513     28,190     27,500    30,136
Total shareholders' (deficit)
  equity.........................    1,673       358    53,585     48,964      4,319      5,859    (4,289)

     According to the Company's Form 10-Q for the quarter ended September 30, 2001, the net loss for the periods ended September 30, 2001 and 2000 was principally due to restructuring and impairment charges of $8.0 million and $38.4 million, respectively. Charges for the nine months ended September 30, 2001 included approximately $6.3 million for the substantial impairment of goodwill related to Island Resort. For the nine months ended September 30, 2000, charges included $35.0 million for the impairment of long lived assets, $2.3 million for severance costs, including benefits, and $1.1 million for lease costs and other restructuring expenses.

     The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of those persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the SEC. These reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional office of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the worldwide web at http://www.sec.gov that contains reports, proxy statements and other information. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006. All of the information with respect to the Company and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

14.  INFORMATION CONCERNING THE PURCHASER, CVGI, THREE CITIES AND THAYER

     The Purchaser. The Purchaser is a Delaware corporation organized in order to make the Offer and enter into the Merger if it takes place. The principal executive offices of the Purchaser are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The Purchaser is wholly-owned by CVGI, which is approximately 80% owned by Three Cities and 20% owned by Thayer. The Purchaser does not have any significant assets or liabilities and has not engaged in activities other than those incidental to its formation and capitalization and preparation for the Offer and the Merger. Because the Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

     CVGI. CVGI is a Delaware limited liability company formed in order to enter into the transactions that are the subject of the Note Purchase Agreement (including the Offer) and to acquire the Company. Three Cities and GVI (which is wholly-owned by Three Cities and two related funds) own or will own 80% of CVGI's Units. Thayer owns the remaining 20% of the Units. The principal executive offices of CVGI are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Until CVGI purchased $10 million of senior subordinated notes from the Company on November 5, 2001 with funds contributed by Three Cities and Thayer, CVGI did not have any significant assets. Currently, it does not have any significant assets other than those senior subordinated notes, and has not engaged in activities other than those described in the Note Purchase Agreement and activities incidental to its formation and capitalization and preparation for the Offer and the Merger. Because CVGI is newly formed, no meaningful financial information regarding CVGI is available.

     CVGI, Three Cities, GVI, Thayer and Frederic Malek have entered into a Capital Contribution Agreement (the "Capital Contribution Agreement") under which Three Cities, GVI, Thayer and Malek have agreed to contribute in total up to $25 million in cash and 9,986,049 Shares to CVGI. When all the contributions are made, it is expected that Three Cities and GVI (which is wholly-owned by Three Cities and related funds) will own 80% of CVGI and Thayer Capital and Mr. Malek (who is the Chairman of Thayer and the Chairman of the Company) will own 20% of CVGI. They have agreed that, until there are significant changes in the ownership percentages, CVGI will have a Board of Directors consisting of five people, of whom three will be designees of Three Cities and two will be designees of Thayer. Because of its 80% ownership and its majority representation on the Board, Three Cities will control day-to-day decisions of CVGI.

     Three Cities. Three Cities is the owner of 80% of CVGI. Three Cities is a Delaware limited partnership. It is principally engaged in investing in securities selected by its investment committee. The principal executive offices of Three Cities are located at the offices of Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Its telephone number at this address is 212-838-9660.

     Thayer. Thayer is the owner of 20% of CVGI. Thayer is a Delaware limited partnership. It is a private equity fund and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications, and consumer products industries. The principal executive offices of Thayer are located at the offices of Thayer Capital Partners, 1455 Pennsylvania Avenue, Suite 350, Washington, D.C. 20004. Its telephone number at that address is (202) 371-0150.

     In December, 2000, Thayer acquired 142,500 Shares at a weighted average price of $2.7316 per Share. The total cost of the Share acquisition, including $8,300.00 of transaction costs, was $397,556.00.

     During the last 5 years none of the Purchaser, CVGI, Three Cities, Thayer, or their respective officers, directors or general partners, was (1) convicted in a criminal proceeding or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment enjoining future violations of or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     None of the Purchaser, CVGI, Three Cities or Thayer is subject to the informational and reporting requirements of the Exchange Act. Therefore, none of them files reports or other information with the SEC relating to its businesses, financial condition or other matters.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Purchaser, CVGI, Three Cities and Thayer are set forth in
Schedule I.

     Except for the 9,986,049 Shares CVGI will acquire from Thayer and from GVI pursuant to the Capital Contribution Agreement at approximately the time the Offer expires (of which 386,300 Shares are owned by, and will be acquired from, GVI, which is wholly-owned by Three Cities and two related funds), none of the Purchaser, CVGI or Three Cities or, to the best of their knowledge, any of the persons listed on Schedule I or any associate or majority-owned subsidiary of any of those persons beneficially owns any equity security of the Company, and none of the Purchaser, CVGI, Three Cities or, to the best of their knowledge, any of the other persons referred to above, or any of their respective directors, executive officers or subsidiaries, has effected any transaction in any equity security of the Company during the past 60 days.

     GVI acquired the 386,300 Shares it will be contributing to CVGI between August 15 and September 6, 2000, for an average of $3.20 per Share. It also acquired $27.5 million principal amount of the Company's 9% Convertible Subordinated Notes from the Company in June 2000 for 100% of their principal amount. Since then it has received an additional $2.8 million principal amount as interest.

     Except as described in this Offer to Purchase, none of the Purchaser, CVGI, Three Cities or, to the best of their knowledge, any of the persons listed on
Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as described in this Offer to Purchase, none of the Purchaser, CVGI, Three Cities or, to the best of their knowledge, any of the persons listed on Schedule I has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the SEC.

     Except as described in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, CVGI, Three Cities, or their respective subsidiaries, or, to the best of their knowledge, any of the persons listed in Schedule I, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

15.  SOURCE AND AMOUNT OF FUNDS

     If all the outstanding Shares not owned by the Purchaser, CVGI or its affiliates or members were tendered in response to the Offer, the Purchaser would be required to pay a total of approximately $850,000 (including estimated expenses of $190,000) to purchase the tendered Shares and pay the fees and other expenses related to the Offer. See Section 19. The Purchaser expects to obtain the funds required to consummate the Offer from CVGI, which in turn expects to receive them from Three Cities and Thayer as contributions to the capital of CVGI in exchange for units of equity ownership of CVGI.

16.  THE MERGER

     General. If at least 50% of the Shares that were outstanding and not owned by the Purchaser, CVGI or its affiliates or members immediately before the Offer commenced are properly tendered and not withdrawn and the Purchaser accepts the Shares that are tendered in response to the Offer, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger," CVGI is required by the Note Purchase Agreement to cause the Purchaser to be merged into the Company, which will be the surviving corporation of the Merger (the "Surviving Corporation"). CVGI may cause the Merger to take place even if fewer than that number of Shares are properly tendered and not withdrawn. As a result of the Merger (i) CVGI, which will be owned by Three Cities (directly and through GVI), and Thayer will become the sole shareholder of the Company, and
(ii) all the pre-Merger shareholders of the Company, other than the Purchaser and CVGI, will receive cash equal to $0.15 per share (the "Offer Price").

     Recommendation. The Note Purchase Agreement states that the Special Committee of the Company's Board of Directors has determined that it will not recommend either that the Company's shareholders should, or that they should not, tender their Shares in response to the Offer.

     Anticipated Terms of the Merger: The Purchaser anticipates that if the Merger takes place, the principal terms of the Merger will be as follows:

     - Stock of the Company. At the effective time of the Merger (the "Effective Time"), (a) each Share which is not owned by the Purchaser or CVGI will become the right to receive $0.15 in cash, or any other price per share paid with regard to the Shares tendered in response to the Offer (which may not be less than $0.15 per Share) and (b) each Share owned by the Purchaser or CVGI, or by the Company or its subsidiaries, will be cancelled and no payment will be made with respect to those Shares.

     - Stock of the Purchaser. At the Effective Time, each share of stock of the Purchaser that is outstanding immediately before the Effective Time will be converted into and become one share of the same class of stock of the Surviving Corporation. Therefore, CVGI, which is the sole shareholder of the Purchaser, will become the sole shareholder of the Company.

     - Company Options and Warrants. At the Effective Time, each outstanding option or warrant issued by the Company will become the right to receive
       (i) the amount, if any, by which the Offer Price exceeds the exercise price of the option or warrant, times (ii) the number of Shares issuable upon exercise of the option or warrant in full.

     - Conditions to the Merger. The obligations of the Company and of the Purchaser to complete the Merger each will be subject to the conditions that: (a) the other of them will have fulfilled in all material respects all its obligations under the Note Purchase Agreement; (b) no order will have been entered by any court or governmental authority and be in force which invalidates the Note Purchase Agreement or restrains the Company or the Purchaser from completing the transactions contemplated by the Note Purchase Agreement; and (c) if shareholder approval of the Merger is required by applicable law or by the rules of the AMEX (if they are applicable), the Merger will have been approved by the holders of the requisite number of outstanding Shares.

     Shareholder Vote Required to Approve Merger. Under the New York Business Corporation Law (the "NYBCL"), the affirmative vote of holders of two-thirds of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. Immediately prior to the expiration of the Offer, the Purchaser will own 67.4% of the outstanding Shares. Therefore, if the Merger is presented to the shareholders for approval, the Purchaser and its affiliates will be able to cause the Merger to be approved, even if no other shareholders vote for it. If the Purchaser acquires at least 90% of the outstanding Shares, under Section 905 of the NYBCL, shareholder approval will not be required.

     Appraisal Rights. If immediately before the Merger is consummated, the Shares are traded on the AMEX (as they currently are), holders of Shares will not have dissenters' appraisal rights unless holders of 5% or more of the outstanding Shares dissent from the Merger and notify the Company before the vote on the Merger of their intention to seek appraisal of their Shares. If trading of the Shares on the AMEX is terminated before the Effective Time of the Merger, holders of Shares at the Effective Time of the Merger who follow the procedures set forth in Section 910 of the NYBCL will be entitled to receive the appraised value of their Shares, which may be more or less than what they would receive as a result of the Merger, regardless of how many Shares are held by persons who seek appraisal of their shares. The text of Section 910 and Section 623 of the NYBCL, which contain the requirements and procedures for seeking the appraised value of shares in connection with a merger, is attached as Schedule II to this Offer to Purchase.

     THE REQUIREMENTS FOR SEEKING THE APPRAISED VALUE OF SHARES AS A RESULT OF A MERGER ARE COMPLICATED AND MUST BE FOLLOWED CAREFULLY. WE URGE YOU TO READ THE ATTACHED TEXT OF THE RELEVANT PORTIONS OF THE NYBCL IF YOU ARE CONSIDERING DISSENTING AND SEEKING THE APPRAISED VALUE OF YOUR SHARES.

17.  DIVIDENDS AND DISTRIBUTIONS

     The Note Purchase Agreement prohibits the Company from paying any dividends or making other distributions with regard to its stock or from issuing any Shares, until the Effective Time of the Merger.

18.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     General. Based on the Company's representations and warranties in the Note Purchase Agreement and a review of publicly available filings by the Company with the SEC, the Purchaser is not aware of (i) any governmental license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer or by the Merger or
(ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the Purchaser to acquire and own Shares.

     Going-Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going-private" transactions. This Offer to Purchase contains information required by Rule 13e-3. Also, the Purchaser, CVGI, Three Cities and Thayer have filed with the SEC a Transaction Statement on Schedule TO. The Schedule TO and any exhibits or amendments to it may be inspected at, and copies obtained from, the places described in Section 13 (except that they will not be available at the SEC's regional offices).

     State Takeover Statutes. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in those states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     New York, where the Company is incorporated, has a statute that restricts business combinations with persons who acquire more than 20% of the shares of a New York corporation without the prior approval of the corporation's Board of Directors. The Board of the Company has represented in the Note Purchase Agreement that its Board of Directors has given prior approvals that the Purchaser, CVGI and Three Cities believe make the New York statute not apply to the Merger.

19.  FEES AND EXPENSES

     Except as set forth below, none of the Purchaser, CVGI or Three Cities will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     In addition, the Purchaser has retained American Stock Transfer and Trust Company as the Depositary. The Depositary has not been asked to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

20.  MISCELLANEOUS

     The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action or pursuant to any state statute. If the Purchaser becomes aware of any state statute that prohibits the making of the Offer or the acceptance of Shares that are tendered in response to the Offer, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort the Purchaser cannot comply with any state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in that state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER THAT IS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF ANYONE GIVES ANY INFORMATION OR MAKES ANY REPRESENTATION THAT DIFFERS FROM WHAT IS SAID IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THAT INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PURCHASER.

     The Purchaser, CVGI, Three Cities and Thayer have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), together with exhibits, pursuant to Rule 14d-3 of the Rules under the Exchange Act, containing information with respect to the Offer in addition to what is contained in this Offer to Purchase, and they may file amendments to the Schedule TO. The Schedule TO and any amendments to it, including exhibits, may be inspected at, and copies may be obtained from, the places described in Section 13 (except that they will not be available at the SEC's regional offices).

                                          CVG ACQUISITION CORPORATION

November 13, 2001

                                   SCHEDULE I

           CERTAIN INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
            OFFICERS OF THREE CITIES, CVGI, THE PURCHASER AND THAYER

     1. Directors and Executive Officers of Three Cities. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each managing director of Three Cities. The principal address of Three Cities and, unless otherwise indicated below, the current business address for each individual listed below is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person is a citizen of the United States.

                                              PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS, POSITIONS WITH
NAME                                                           THREE CITIES AND CERTAIN DIRECTORSHIPS
----                                          -------------------------------------------------------------------------
J. William Uhrig                              Mr. Uhrig is a Director and is the Secretary of Three Cities Research,
                                              Inc. Mr. Uhrig has been Director of Three Cities Research, Inc. since
                                              1991. Mr. Uhrig joined Three Cities Research, Inc. in 1984. From January
                                              1993 to January 1998, Mr. Uhrig served on the Board of Directors of MLX
                                              Corp., a holding company which was a predecessor of Morton Industrial
                                              Group. From January 1997 to October 1998, Mr. Uhrig served on the Board of Directors of Family Bargain Corporation. Mr. Uhrig has also served on the boards of directors of several privately held companies.
Willem F.P. de Vogel                          Mr. de Vogel is a Director and is the President of Three Cities Research,
                                              Inc. Mr. de Vogel has been the President of Three Cities Research, Inc.
                                              since 1982. Mr. de Vogel is a Director of Computer Associates
                                              International and Morton Industrial Group. He was a Director of the
                                              Company from June 2000 to September 2001. Mr. de Vogel has also served on the boards of directors of several privately held companies. Mr. de Vogel is a citizen of The Netherlands.
Thomas G. Weld                                Mr. Weld is a Director and is the Treasurer of Three Cities Research,
                                              Inc. which he joined in 1993. From 1988 until 1993, Mr. Weld was an associate with McKinsey and Company, a management consulting firm. Mr.
                                              Weld was a director of Family Bargain Corporation from January 1997 to
                                              December 1998. Mr. Weld has also served on the boards of directors of several privately held companies.
W. Robert Wright II                           Mr. Wright is a Director of Three Cities Research, Inc. Mr. Wright has
                                              been employed by Three Cities Research, Inc. since 1992, except for a period from July 1993 to August 1995 when he was in a graduate program at
                                              Harvard University. He has been a Principal of Three Cities Research,
                                              Inc. since 1998. Before joining Three Cities Research, Inc., Mr. Wright worked for Marriott International in its strategic planning department.
                                              He is a Director of Factory-2-U Stores, Inc. Mr. Wright has also served on the boards of directors of several privately held companies.

     2. Directors and Executive Officers of CVGI. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of CVGI. The principal address of CVGI and, unless otherwise indicated below, the current business address for each individual listed below is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person is a citizen of the United States.

                                              PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS, POSITIONS WITH
NAME                                                               CVGI AND CERTAIN DIRECTORSHIPS
----                                          -------------------------------------------------------------------------
J. William Uhrig                              Mr. Uhrig is the President and a Director of CVGI. Mr. Uhrig's
                                              biographical information is set forth above.
Jeanette Welsh                                Ms. Welsh is the Secretary and Treasurer and a Director of CVGI. Ms.
                                              Welsh has been employed by Three Cities Research, Inc. since October
                                              1999. From April 1998 to October 1999, Ms. Welsh practiced law at the law firm of Epstein, Becker & Green, P.C. Ms. Welsh was the Administrative
                                              Officer at Societe Generale Securities Corporation from November 1992 to
                                              March 1998.
Shaun Collyer                                 Shaun Collyer is the Vice President and a Director of CVGI. Mr. Collyer
                                              joined Three Cities Research, Inc. in March 2000. From June 1999 to March
                                              2000, Mr. Collyer was a Business Development Analyst for Suburban Energy
                                              Partners, L.P. Mr. Collyer was a Manager in the Mergers & Acquisitions
                                              Group at Deliotte & Touche in New York from November 1997 to June 1999.
                                              Mr. Collyer is a South African chartered accountant. He is a citizen of
                                              South Africa.
Frederic V. Malek                             Frederic V. Malek is a Director of CVGI. Mr. Malek has served as Chairman of Thayer Capital Partners, an affiliate of Thayer Equity Investors III,
                                              L.P., since 1993. Prior to 1993, Mr. Malek was president of Marriott
                                              Hotels and Resorts from 1980 to 1988, and President and Vice Chairman of
                                              Northwest Airlines from 1989 to 1991. During 1992, Mr. Malek was the
                                              Campaign Manager of the Bush-Quayle campaign. Mr. Malek currently serves on the boards of directors of Aegis Communications Corporation, Automatic
                                              Data Processing Corporation, American Management Systems, Inc., FPL
                                              Group, Inc., Manor Care, Inc., CB Richard Ellis, Inc., Northwest
                                              Airlines, and PaineWebber Family of Mutual Funds.
Daniel A. Raskas                              Daniel A. Raskas is a Director of CVGI. Mr. Raskas is a Principal of
                                              Thayer Capital Partners. Since joining Thayer in January 1998, Mr. Raskas has focused on investments in the travel and leisure, and information technology sectors. He co-led the formation of Global Vacation Group (the former name of the Company) and its subsequent filing for an initial public offering. Prior to joining Thayer, Mr. Raskas worked for five years at Arnold & Porter, a Washington, DC-based law firm.

     3. Directors and Executive Officers of the Purchaser. Set forth below is the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. The principal address of Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each such person is a citizen of the United States.

                                              PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS, POSITIONS WITH
NAME                                                               CVGI AND CERTAIN DIRECTORSHIPS
----                                          -------------------------------------------------------------------------
J. William Uhrig                              Mr. Uhrig is the President and is a Director of the Purchaser. Mr.
                                              Uhrig's biographical information is set forth above.
Shaun Collyer                                 Mr. Collyer is a Vice President and a Director of the Purchaser. Mr.
                                              Collyer's biographical information is set forth above.
Jeanette Welsh                                Ms. Welsh is a Director and is the Secretary and Treasurer of the
                                              Purchaser. Ms. Welsh's biographical information is set forth above.

4. Directors and Executive Officers of Thayer. The general partner of Thayer is TC Equity Partners, L.L.C. Set forth below is the name, current business address, citizenship and present principal occupation or employment and material occupations, positions, offices or employments for the last five years of each principal member of TC Equity Partners, L.L.C. The principal address of Thayer, and the current address for each individual listed below, is c/o Thayer Equity Investors III, L.P., 1455 Pennsylvania Avenue, Suite 350, Washington, D.C. 20004. Unless otherwise indicated, each such person is a citizen of the United States.

                                              PRINCIPAL OCCUPATION OR EMPLOYMENT DURING PAST FIVE YEARS, POSITIONS WITH
NAME                                                              THAYER AND CERTAIN DIRECTORSHIPS
----                                          -------------------------------------------------------------------------
TC Equity Partners, L.L.C.                    TC Equity Partners, L.L.C. is a Delaware limited liability company and is the sole general partner of Thayer. Its principal business is making investments in the information technology and services, travel and leisure services, and consumer products industries.
Frederic V. Malek                             Mr. Malek is one of the principal members of TC Equity Partners, L.L.C.
                                              Mr. Malek's biographical information is set forth above.
Carl J. Rickertsen                            Mr. Rickertsen is one of the principal members of TC Equity Partners,
                                              L.L.C. Mr. Rickertsen acted as a private financial consultant from 1993 through August 1994 and was a partner at Hancock Park Associates, a private equity investment firm based in Los Angeles, from 1989 to 1993.
                                              Before joining Hancock Park Associates, Mr. Rickertsen was an associate at Brentwood Associates from 1987 to 1989, and worked in the high technology group at Morgan Stanley & Co., Inc. from 1983 to 1985. Mr.
                                              Rickertsen currently serves as a director of e-Plus, Inc., Iconixx
                                              Corporation, CapeSuccess LLC, Colorado Prime, Inc. and SAGA SYSTEMS, Inc.
Paul G. Stern                                 Mr. Stern is one of the principal members of TC Equity Partners, L.L.C.
                                              From 1988 to 1992, Paul served as the Chairman and Chief Executive
                                              Officer of Northern Telecom, now known as Nortel Networks. Mr. Stern joined Burroughs Corporation (later Unisys) as an Executive Vice
                                              President. Prior to Unisys, Mr. Stern served as the Corporate Vice
                                              President at Rockwell International Corporation and before joining
                                              Rockwell, Mr. Stern served as the Chairman and Chief Executive Officer of
                                              Braun AG in Germany, and held numerous senior management positions with
                                              IBM. Mr. Stern currently serves on the Boards of Directors of Whirlpool
                                              Corporation, Dow Chemical Company, and four of Thayer Equity Investors
                                              III, L.P.'s portfolio companies. Additionally, he is Treasurer of the
                                              John F. Kennedy Center for the Performing Arts and serves on the Madison
                                              Council of the Library of Congress. Mr. Stern, who co-founded Thayer
                                              Capital Partners, is currently a partner of Arlington Capital Partners, a private equity firm based in Washington, D.C.

                                  SCHEDULE II

NEW YORK GENERAL CORPORATION LAW, SECTION 910. RIGHT OF SHAREHOLDER TO RECEIVE PAYMENT FOR SHARES UPON MERGER OR CONSOLIDATION, OR SALE, LEASE, EXCHANGE OR OTHER DISPOSITION OF ASSETS, OR SHARE EXCHANGE.

     (a) A shareholder of a domestic corporation shall, subject to and by complying with section 623 (Procedure to enforce shareholder's right to receive payment for shares), have the right to receive payment of the fair value of his shares and the other rights and benefits provided by such section, in the following cases:

          (1) Any shareholder entitled to vote who does not assent to the taking of an action specified in clauses (A), (B) and (C).

             (A) Any plan of merger or consolidation to which the corporation is a party; except that the right to receive payment of the fair value of his shares shall not be available:

                (i) To a shareholder of the parent corporation in a merger authorized by section 905 (Merger of parent and subsidiary corporations), or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations); or

                (ii) To a shareholder of the surviving corporation in a merger authorized by this article, other than a merger specified in subclause (i), unless such merger effects one or more of the changes specified in subparagraph (b)(6) of section 806 (Provisions as to certain proceedings) in the rights of the shares held by such shareholder; or

                (iii) Notwithstanding subclause (ii) of this clause, to a shareholder for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of merger or consolidation, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

             (B) Any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation which requires shareholder approval under section 909 (Sale, lease, exchange or other disposition of assets) other than a transaction wholly for cash where the shareholders' approval thereof is conditioned upon the dissolution of the corporation and the distribution of substantially all of its net assets to the shareholders in accordance with their respective interests within one year after the date of such transaction.

             (C) Any share exchange authorized by section 913 in which the corporation is participating as a subject corporation; except that the right to receive payment of the fair value of his shares shall not be available to a shareholder whose shares have not been acquired in the exchange or to a shareholder for the shares of any class or series of stock, which shares or depository receipt in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the plan of exchange, were listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

          (2) Any shareholder of the subsidiary corporation in a merger authorized by section 905 or paragraph (c) of section 907, or in a share exchange authorized by paragraph (g) of section 913, who files with the corporation a written notice of election to dissent as provided in paragraph (c) of section 623.

          (3) Any shareholder, not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party, whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.

SECTION 623. PROCEDURE TO ENFORCE SHAREHOLDER'S RIGHT TO RECEIVE PAYMENT FOR SHARES

     (a) A shareholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of shareholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a notice of his election to dissent, his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares if the action is taken. Such objection is not required from any shareholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of shareholders without a meeting.

     (b) Within ten days after the shareholders' authorization date, which term as used in this section means the date on which the shareholders' vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent by registered mail to each shareholder who filed written objection or from whom written objection was not required, excepting any shareholder who voted for or consented in writing to the proposed action and who thereby is deemed to have elected not to enforce his right to receive payment for his shares.

     (c) Within twenty days after the giving of notice to him, any shareholder from whom written objection was not required and who elects to dissent shall file with the corporation a written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares. Any shareholder who elects to dissent from a merger under section 905 (Merger of subsidiary corporation) or paragraph (c) of section 907 (Merger or consolidation of domestic and foreign corporations) or from a share exchange under paragraph (g) of section 913 (Share exchanges) shall file a written notice of such election to dissent within twenty days after the giving to him of a copy of the plan of merger or exchange or an outline of the material features thereof under section 905 or 913.

     (d) A shareholder may not dissent as to less than all of the shares, as to which he has a right to dissent, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner, as to which such nominee or fiduciary has a right to dissent, held of record by such nominee or fiduciary.

     (e) Upon consummation of the corporate action, the shareholder shall cease to have any of the rights of a shareholder except the right to be paid the fair value of his shares and any other rights under this section. A notice of election may be withdrawn by the shareholder at any time prior to his acceptance in writing of an offer made by the corporation, as provided in paragraph (g), but in no case later than sixty days from the date of consummation of the corporate action except that if the corporation fails to make a timely offer, as provided in paragraph (g), the time for withdrawing a notice of election shall be extended until sixty days from the date an offer is made. Upon expiration of such time, withdrawal of a notice of election shall require the written consent of the corporation. In order to be effective, withdrawal of a notice of election must be accompanied by the return to the corporation of any advance payment made to the shareholder as provided in paragraph (g). If a notice of election is withdrawn, or the corporate action is rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a shareholder as of the consummation of the corporate action, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

     (f) At the time of filing the notice of election to dissent or within one month thereafter the shareholder of shares represented by certificates shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the shareholder or other person who submitted them on his behalf. Any shareholder of shares represented by certificates who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter's rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting shareholder had at the time of transfer.

     (g) Within fifteen days after the expiration of the period within which shareholders may file their notices of election to dissent, or within fifteen days after the proposed corporate action is consummated, whichever is later (but in no case later than ninety days from the shareholders' authorization date), the corporation or, in the case of a merger or consolidation, the surviving or new corporation, shall make a written offer by registered mail to each shareholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be accompanied by a statement setting forth the aggregate number of shares with respect to which notices of election to dissent have been received and the aggregate number of holders of such shares. If the corporate action has been consummated, such offer shall also be accompanied by (1) advance payment to each such shareholder who has submitted the certificates representing his shares to the corporation, as provided in paragraph (f), of an amount equal to eighty percent of the amount of such offer, or (2) as to each shareholder who has not yet submitted his certificates a statement that advance payment to him of an amount equal to eighty percent of the amount of such offer will be made by the corporation promptly upon submission of his certificates. If the corporate action has not been consummated at the time of the making of the offer, such advance payment or statement as to advance payment shall be sent to each shareholder entitled thereto forthwith upon consummation of the corporate action. Every advance payment or statement as to advance payment shall include advice to the shareholder to the effect that acceptance of such payment does not constitute a waiver of any dissenters' rights. If the corporate action has not been consummated upon the expiration of the ninety-day period after the shareholders' authorization date, the offer may be conditioned upon the consummation of such action. Such offer shall be made at the same price per share to all dissenting shareholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting shareholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. Notwithstanding the foregoing, the corporation shall not be required to furnish a balance sheet or profit and loss statement or statements to any shareholder to whom such balance sheet or profit and loss statement or statements were previously furnished, nor if in connection with obtaining the shareholders' authorization for or consent to the proposed corporate action the shareholders were furnished with a proxy or information statement, which included financial statements, pursuant to Regulation 14A or Regulation 14C of the United States Securities and Exchange Commission. If within thirty days after the making of such offer, the corporation making the offer and any shareholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer or the consummation of the proposed corporate action, whichever is later, upon the surrender of the certificates for any such shares represented by certificates.

     (h) The following procedure shall apply if the corporation fails to make such offer within such period of fifteen days, or if it makes the offer and any dissenting shareholder or shareholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

          (1) The corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting shareholders and to fix the fair value of their shares. If, in the case of merger or consolidation, the surviving or new corporation is a foreign corporation without an office in this state, such proceeding shall be brought in the county where the office of the domestic corporation, whose shares are to be valued, was located.

          (2) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting shareholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter's rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

          (3) All dissenting shareholders, excepting those who, as provided in paragraph (g), have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting shareholder either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

          (4) The court shall determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting shareholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the shareholders' authorization date. In fixing the fair value of the shares, the court shall consider the nature of the transaction giving rise to the shareholder's right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the shares without a jury and without referral to an appraiser or referee. Upon application by the corporation or by any shareholder who is a party to the proceeding, the court may, in its discretion, permit pretrial disclosure, including, but not limited to, disclosure of any expert's reports relating to the fair value of the shares whether or not intended for use at the trial in the proceeding and notwithstanding subdivision (d) of section 3101 of the civil practice law and rules.

          (5) The final order in the proceeding shall be entered against the corporation in favor of each dissenting shareholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

          (6) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the date the corporate action was consummated to the date of payment. In determining the rate of interest, the court shall consider all relevant factors, including the rate of interest which the corporation would have had to pay to borrow money during the pendency of the proceeding. If the court finds that the refusal of any shareholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

          (7) Each party to such proceeding shall bear its own costs and expenses, including the fees and expenses of its counsel and of any experts employed by it. Notwithstanding the foregoing, the court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by the corporation against any or all of the dissenting shareholders who are parties to the proceeding, including any who have withdrawn their notices of election as provided in paragraph (e), if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. The court may, in its discretion, apportion and assess all or any part of the costs, expenses and fees incurred by any or all of the dissenting shareholders who are parties to the proceeding against the corporation if the court finds any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which the corporation offered to pay; (B) that no offer or required advance payment was made by the corporation; (C) that the corporation failed to institute the special proceeding within the period specified therefor; or (D) that the action of the corporation in complying with its obligations as provided in this section was arbitrary, vexatious or otherwise not in good faith. In making any determination as provided in clause (A), the court may consider the dollar amount or the percentage, or both, by which the fair value of the shares as determined exceeds the corporate offer.

          (8) Within sixty days after final determination of the proceeding, the corporation shall pay to each dissenting shareholder the amount found to be due him, upon surrender of the certificates for any such shares represented by certificates.

     (i) Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall become treasury shares or be cancelled as provided in section 515 (Reacquired shares), except that, in the case of a merger or consolidation, they may be held and disposed of as the plan of merger or consolidation may otherwise provide.

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of the Company or the shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                   AMERICAN STOCK TRANSFER AND TRUST COMPANY

 By Registered or     Facsimile
 Certified Mail:    Transmission:         By Hand:       By Overnight Courier:
59 Maiden Lane      (718) 236-2641     59 Maiden Lane      59 Maiden Lane
New York, NY 10038                   New York, NY 10038  New York, NY 10038

                          For Confirmation Telephone:

                                 (877) 777-0800

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                          77 WATER STREET, 20TH FLOOR
                               NEW YORK, NY 10005

             Banks and Brokerage Firms Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 207-3155